EXHIBIT 99.1

Osisko Development Announces Resumption of Planned Site Activities at the Cariboo Gold Project

MONTREAL, March 02, 2026 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") announces the resumption of planned site activities at its Cariboo Gold Project (the "Project") in British Columbia, following a temporary suspension related to an isolated tragic incident that occurred at surface on January 22, 2026. A phased gradual reopening plan of surface and underground activities was successfully implemented over the last several weeks, while ensuring the health and safety of all employees and contractors, in coordination with and approval from the relevant regulatory authorities.

"I want to thank the entire site team for their professionalism and unwavering commitment throughout this difficult period. As we move forward, the health, safety and wellbeing of everyone who works at Osisko Development remains our highest priority," said Sean Roosen, Chairman and CEO.

There are currently over 250 personnel onsite, reflecting normal operating levels for the current phase of work, supporting the advancement of pre-construction, early works and exploration drilling activities, including:

  Water treatment plant: Upgrades to the Bonanza Ledge water treatment plant are in the final stages of commissioning and the facility is anticipated to be fully operational in the coming weeks.
  Underground development: To date, approximately 2.1 kilometres ("km") of underground development has been completed from the existing Cow Portal into the Lowhee Zone, and along the main access ramp, through the Lowhee fault, towards the Cow Mountain Zone. Development progress has been below plan while encountering challenging ground conditions in and around the Lowhee fault, requiring enhanced ground support. Development rates are expected to improve as the ramp advances beyond this zone.
  Lowhee infill program: Infill drilling has resumed and is underway, with approximately 1.6 km remaining in the final drill fan under the ongoing 13-km underground program on the 1260 level. Additional exploration and infill drilling is also ongoing on the 1290 level. A total of three drill rigs are currently operating underground.
  Surface exploration: A total of six drill rigs are currently operating on two exploration programs. Three drill rigs are targeting exploration below the current extent of the Cariboo Gold deposit down to a depth of 1,000 meters. Approximately 5,000 meters of drilling have been completed to date, with assays pending. A second surface exploration program on the adjacent Proserpine regional target has also commenced with three drill rigs, and approximately 500 meters completed to date.
  Surface infrastructure: Construction of the waste rock storage facility, the sediment control pond, early works in the mine site complex area and other critical infrastructure continues.
  Camp upgrade: The upgrade and expansion of the site camp to 266 rooms is complete and is expected to provide accommodation capacity aligned with peak construction manpower requirements for the Project.

Qualified Persons

The scientific and technical information contained in this news release has been reviewed, verified and approved by Scott Smith, P. Geo., Vice President, Exploration of Osisko Development, a "qualified person" within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Figure 1: Waste rock storage facility excavation continues.

Figure 2: Sediment control pond spillway concrete work & dam raise.

Figure 3: Water treatment plant commissioning underway.

Figure 4: Project site camp expansion complete.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past producing mining camps with district scale potential. The Company's objective is to become an intermediate gold producer through the development of its flagship, fully permitted, 100%-owned Cariboo Gold Project, located in central British Columbia, Canada. Its project pipeline is complemented by the Tintic Project located in the historic East Tintic mining district in Utah, U.S.A., a brownfield property with significant exploration potential, extensive historical mining data, and access to established infrastructure. Osisko Development is focused on developing long-life mining assets in mining-friendly jurisdictions while maintaining a disciplined approach to capital allocation, development risk management, and mineral inventory growth.

For further information, contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended) (collectively, "forward-looking statements"). Such forward-looking statements are identified with words such as "may", "will", "would", "could", "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee", "objective", "strategy", variants of these words or the negative or comparable terminology, as well as terms usually used in the future and the conditional. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications, limitations or statements pertaining to: the full resumption and continuation of planned site activities at the Cariboo Gold Project; the anticipated timing for the Bonanza Ledge water treatment plant to become fully operational; expectations regarding the improvement of underground development rates as the ramp advances beyond the Lowhee fault zone; the completion of the remaining infill drilling program on the 1260 level and ongoing exploration and infill drilling activities; the continuation of surface exploration drilling activities and receipt of assay results; the continuation of surface infrastructure construction, including the waste rock storage facility, sediment control pond, mine site complex early works and other critical infrastructure; expectations that the expanded camp will provide accommodation capacity aligned with peak construction manpower requirements; the ability to develop the Cariboo Gold Project; and the timing and ability to complete contemplated work. Such forward-looking statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. These assumptions include, but are not limited to: the absence of further work stoppages or suspensions at the Project; favourable regulatory conditions and approvals; the ability to maintain adequate personnel and contractor levels; the absence of unforeseen ground conditions or other geological challenges; the availability of necessary equipment, supplies and infrastructure; and general economic and market conditions. Actual results could differ materially due to a number of factors, including, without limitation: risks related to the exploration, development and operation of the Cariboo Gold Project; health, safety and security incidents; unforeseen ground conditions, including in and around the Lowhee fault zone; delays in commissioning infrastructure, including the water treatment plant; regulatory delays or changes in regulatory framework and applicable laws; labour shortages or disputes; general economic and market conditions and business conditions in the mining industry; fluctuations in commodity and currency exchange rates; changes in regulatory framework and applicable laws, as well as those risks and factors disclosed in the Company's most recent annual information form, financial statements and management's discussion and analysis as well as other public filings on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov). Although the Company believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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